Channel Therapeutics Corporation

4400 Route 9 South, Suite 1000

Freehold, NJ 07728

December 11, 2024

Via EDGAR

Jessica Dickerson and Joe McCann

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Securities and Exchange Commission

Washington, D.C. 20549

Re:         Channel Therapeutics Corporation

 Post-Effective Amendment No. 3 to Registration Statement on Form S-1

 Filed November 22, 2024

 File No. 333-269188

Ladies and Gentlemen:

This correspondence responds to the letter, dated December 5, 2024, received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-mentioned Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 filed on November 22, 2024 (“Post-Effective Amendment No. 3”) by Channel Therapeutics Corporation (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comment is restated below in bold text, with the comment followed by our response. We are concurrently filing with this letter Post-Effective Amendment No. 4 to the Registration Statement on Form S-1 (“Post-Effective Amendment No. 4”).

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1.	We note your disclosure in the explanatory note that you are filing this post-effective amendment pursuant to Securities Act Rule 414(d) to adopt, as your own following a reincorporation, the registration statement initially filed on January 11, 2023 and declared effective on February 14, 2024. We further note that the effective registration statement included a resale prospectus. However, the legal opinion filed as Exhibit 5.2 to the post-effective amendment does not opine as to the shares covered by the resale prospectus. Please revise your post-effective amendment to file an updated legal opinion opining as to such shares or otherwise advise.

Response: In response to the Staff’s comment, we have revised the legal opinion filed as Exhibit 5.2 to Post-Effective Amendment No. 3 to include an opinion on the shares covered by the resale prospectus included in the effective registration statement. We have filed the updated legal opinion as Exhibit 5.2 to Post-Effective Amendment No. 4.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact Charles Chambers, Esq. at (617) 338-2840 or cchambers@sullivanlaw.com.

Very truly yours,

/s/ Francis Knuettel II
Francis Knuettel II
Chief Executive Officer
Channel Therapeutics Corporation

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP Aaron M. Schleicher, Esq., Sullivan & Worcester LLP Charles E. Chambers Jr., Esq., Sullivan & Worcester LLP